Via Facsimile and U.S. Mail
Mail Stop 4720

May 4, 2010

Mr. Wilson Kin Cheung
Chief Executive Officer
Beijing Century Health Medical, Inc.
11/F, Tower A, Soho New Town
No. 88 Jianguo Road, Chaoyang District
Beijing, China 100022

> **Re: Item 4.01 Form 8-K**
> **Filed April 12, 2010**
> **File No. 000-51817**

Dear Mr. Cheung:

We have reviewed your April 26, 2010 response to our April 14, 2010 letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions are unnecessary.

<u>Item 4.01 Form 8-K</u>

1. In your prior response, you indicate that PKF, your former accountants, advised you that they were unable to render an unqualified audit report on your financial statements. Please revise to provide disclosure as required by Item 304 of paragraph a(1)(v)(D) of Regulation S-K.

2. Based on your response, it appears that you consulted Parker Randall, your newly engaged accountants, regarding an accounting issue and type of audit opinion that might be rendered on your financial statements prior to engagement of Parker Randall. In accordance with Item 304 paragraph a(2)(i) and (ii) of Regulation S-K, please revise to provide the disclosure required by A through C of that paragraph.

3. Please file with your amended Form 8-K, as Exhibit 16, an updated letter from your former accountants, PKF, as required by Item 304(a)(3) of Regulation S-K. Please ensure that your former accountants date their letter.

4. Request Parker Randall, your newly engaged accountant to review the amended filing before it is filed with the Commission and provide them the opportunity to furnish

you with a letter addressed to the Commission containing any new information, clarification of the registrant's expression of its views, or the respects in which it does not agree with the statements made by the registrant in response to Item 304(a). File any such letter as an exhibit to the amended Form 8-K. Refer to D of Item 304 paragraph a(2) of Regulation S-K.

5. In your response you indicate "that the SEC has taken the position that CHML was a VIE of the Company and accordingly the Company must consolidate its financial statements with those of CHML." To date, the SEC staff has not concluded as to the appropriate accounting for CHML. Please refer to our April 28, 2010 letter to Mr. Yan Tsang in which we ask for your analysis for now concluding that consolidation of CHML is appropriate.

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        As appropriate, please amend your filing and respond to our comments within five business days or tell us when you will provide us with a response. Please furnish your letter on EDGAR under the form type label CORRESP.

        If you have any questions, please do not hesitate to call me at (202) 551-3648.

                                        Sincerely,

                                        Dana M. Hartz
                                        Staff Accountant